UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals' corporate partner, Boston Scientific, announces TAXUS V clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 18, 2003

By:

/s/ David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 18, 2003

BOSTON SCIENTIFIC ANNOUNCES START OF TAXUS V CLINICAL TRIAL

- Company announces submission of second module of PMA application for its

TAXUSTM paclitaxel-eluting coronary stent system -

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) was notified by its corporate partner, Boston Scientific (“BSC”), that BSC has started its TAXUS V clinical trial, which plans to evaluate more than 1,100 patients at up to 70 sites in the U.S.  The first patients were enrolled earlier this month in the de novo lesion portion of the trial.

BSC states that the TAXUS V clinical trial is an extension of the TAXUS IV clinical trial. TAXUS IV is a study designed to assess the safety and efficacy of a slow-release formulation to support regulatory filings for U.S. product commercialization. TAXUS V will study a higher-risk patient population than TAXUS IV, including patients with smaller vessels as well as those with longer lesions requiring overlapping stents.

BSC also announced that it has submitted the second module of its Pre-Market Approval (PMA) application for its TAXUSTM paclitaxel-eluting coronary stent system to the U.S. Food and Drug Administration (FDA). It is the second of five modules BSC plans to submit. BSC submitted the first module last month and plans to submit the fifth in June.

BSC launched the TAXUS™ product in Europe and other international markets in February. It plans to launch the product in the United States late this year.

BSC acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

The TAXUS clinical program is a series of studies designed to collect data on Boston Scientific’s proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting. Prior studies have demonstrated promising results by dramatically reducing restenosis. The proprietary polymer on the stent allows for controlled delivery of paclitaxel. Paclitaxel is a multi-functional microtubular inhibitor that controls platelets, smooth muscle cells and white blood cells, all of which are believed to contribute to restenosis. BSC initiated the TAXUS program in 1997.

The TAXUS I trial confirmed safety and reported zero thrombosis and zero restenosis. The TAXUS II trial studied the treatment of de novo lesions and demonstrated both safety and efficacy using the slow- and moderate-release formulations. Significant improvements were seen for clinical, angiographic and intravascular measures of stent performance compared with the bare control stent. The TAXUS III trial, which studied the treatment of in-stent restenosis, confirmed safety and reported no thrombosis. The TAXUS IV trial has completed enrollment and nine-month follow-up is underway. TAXUS VI is studying patients with complex coronary artery disease and has completed enrollment. Boston Scientific has also initiated a transitional registry program (WISDOM) in a number of countries as part of a limited commercial launch of its TAXUS™ paclitaxel-eluting stent system. A European post-market registry (Milestone II) is expected to begin soon following the recent European commercialization of the TAXUS™ product. The TAXUS™ system is the subject of an Investigational Device Exemption and is not currently available for commercial distribution in the United States.

The TAXUS™ product uses the Express2TM coronary stent system as its platform. The system offers excellent deliverability to the treatment site and outstanding conformability to the vessel wall.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors), ext. 6996

Cindy Yu (media), ext. 6901

(604) 221-7676